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                                                                  EXHIBIT (28)A.
[LOGO]
UJB
FINANCIAL

                                                        301 Carnegie Center
                                                        P.O. Box 2066
                                                        Princeton, NJ 08543-2066
                                                        609 987-3200

                                                        NEWS RELEASE

                                       For Release:     Immediate

                                       Contact:         Media
                                                        C. Scott Rombach, VP
                                                        Corporate Communications
                                                        (609) 987-3350

                                                        Analysts/Investors
                                                        Kerry K. Calaiaro, VP
                                                        Investor Relations
                                                        (609) 987-3326






                UJB FINANCIAL TO ACQUIRE PALISADE SAVINGS BANK



Princeton, New Jersey, May 19, 1994...UJB Financial Corp. (NYSE: UJB) and Palisade Savings Bank, FSB headquartered in Ridgefield Park, New Jersey, announced today that they have entered into a definitive merger agreement under which UJB Financial will acquire Palisade for $42.1 million in cash. Palisade is a wholly owned subsidiary of U.S. Thrift Opportunity Partners, Limited Partnership.

Palisade Savings Bank has $304 million in assets and operates eight branch offices - five in Bergen County and three in Hudson County - and has $275 million in deposits in more than 35,000 accounts.

UJB Financial, a Princeton-based $14.2 billion bank holding company, is the leading commercial bank in Bergen County with 39 branch offices. In the latest per capital income ranking by county, Bergen County was 9th in the nation. UJB Financial is also a strong competitor in the Hudson County market with 13 branch offices.

In commenting on the Palisade acquisition UJB Financial Chairman T. Joseph Semrod said, "Palisade represents a healthy in-market franchise whose strong retail customer base perfectly complements our existing branch network in this very desirable part of the state."

Mr. Semrod continued, "UJB Financial will continue to seek opportunities that will strengthen our franchise as we believe that such actions will increase revenues and enhance shareholder value."
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President and CEO of Palisade Joseph S. Paparatto responded, "UJB Financial has a fine reputation in our market area and the resources to bring innovative products and services to our customers as well as expanded opportunities for our employees."

The Palisade acquisition will be accounted for as a purchase and is expected to close in the second half of 1994. The transaction is subject to regulatory and certain other approvals.

In December 1993, UJB Financial announced that a definitive agreement had been reached for the company to acquire VSB Bancorp, Inc., a bank holding company which operates the Valley Savings Bank with six retail offices in Bergen County. The transaction is expected to close in the third quarter of 1994.

UJB Financial ranks 44th in assets among bank holding companies in the nation and currently has 255 banking offices in New Jersey and eastern Pennsylvania. The company offers a wide range of services to individuals, businesses, not-for-profit organizations, government entities and other financial institutions.